================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 2)
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                --------------

                              CIRCON CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             MMI ACQUISITION CORP.
                             MAXXIM MEDICAL, INC.
                             MAXXIM MEDICAL, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  172736 10 0

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                --------------

                              KENNETH W. DAVIDSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             MAXXIM MEDICAL, INC.
                            10300 49TH STREET NORTH
                             CLEARWATER, FL 33762
                           TELEPHONE: (727) 561-2100
                           FACSIMILE: (727) 561-2170
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                            MICHAEL E. GIZANG, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                              NEW YORK, NY 10022
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000

                                --------------

                           CALCULATION OF FILING FEE
================================================================================
TRANSACTION VALUATION* $219,797,445                AMOUNT OF FILING FEE $43,960
================================================================================
* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 14,653,163 shares of common stock, $0.01 par value per share (the "Shares"), of Circon Corporation at a price of $15.00 per Share in cash, without interest thereon. Such number of Shares represents the 13,440,490 Shares outstanding as of November 20, 1998, and assumes the issuance prior to the consummation of the Offer of 1,212,673 Shares upon the exercise or conversion of outstanding stock options and warrants. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $43,960
     Form or Registration No.: Schedule 14D-1
     Filing Party: MMI Acquisition Corp., Maxxim Medical, Inc. and Maxxim
                   Medical, Inc.
     Date Filed: November 30, 1998

================================================================================

                                     14D-1

---------------------
CUSIP NO. 172736 10 0
---------------------


--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      MMI ACQUISITION CORP.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      BK
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(e) OR 2(f)                                     [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      NONE
--------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

--------------------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                                     14D-1

---------------------
CUSIP NO. 172736 10 1
---------------------


--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      MAXXIM MEDICAL, INC.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      BK
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(e) OR 2(f)                                     [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      NONE
--------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

--------------------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                                     14D-1

---------------------
CUSIP NO. 172736 10 1
---------------------


--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      MAXXIM MEDICAL, INC.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      BK
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(e) OR 2(f)                                     [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      TEXAS
--------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      NONE
--------------------------------------------------------------------------------
  8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

--------------------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                                 TENDER OFFER

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on November 30, 1998 (as amended and supplemented, the "Statement"), relating to the offer by MMI Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Maxxim Medical, Inc., a Delaware corporation ("Parent"), a wholly owned subsidiary of Maxxim Medical, Inc., a Texas corporation ("Maxxim"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of August 14, 1996, by and between the Company (as defined below) and Chase Mellon Shareholder Services, LLC, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of Circon Corporation, a Delaware corporation (the "Company"), at a price of $15.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 1998, and the related Letter of Transmittal. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Statement, including the Offer to Purchase previously filed as Exhibit
(a)(1) hereto.


ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     Item 4 is hereby amended and supplemented by adding thereto the following:

     On January 4, 1999, Maxxim entered into a Third Amended and Restated Credit Agreement (the "Credit Agreement"), with NationsBank, N.A., as agent, The Bank of Nova Scotia and First Union Bank, as managing agents, NationsBanc Montgomery Securities LLC, as lead arranger, and the banks named therein.

     An aggregate amount of up to $325 million is available to Maxxim under the Credit Agreement consisting of a $125 million revolving credit facility and a $200 million term loan facility. The loans mature six years after the closing of the Credit Agreement. Maxxim's obligations under the Credit Agreement are secured by a security interest in the (i) capital stock of Parent and certain of its subsidiaries, and (ii) present and future accounts receivable and inventory and certain other collateral of Maxxim and certain of its subsidiaries. Interest rates for loans made under the Credit Agreement are priced at a spread over LIBOR depending upon the financial condition of Maxxim as measured by a total debt ratio. The Credit Agreement contains other customary terms and conditions for similar such credit agreements.

     The foregoing discussion of the Credit Agreement is qualified in its entirety by reference to the text of the Credit Agreement, a copy of which has been filed as Exhibit (b)(2) to this Statement and is hereby incorporated by reference in its entirety.


ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

   (a)(1)     Offer to Purchase, dated November 30, 1998.*

   (a)(2)     Letter of Transmittal.*

   (a)(3)     Notice of Guaranteed Delivery.*

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (a)(7)     Press Release, dated November 21, 1998.*

   (a)(8)     Press Release, dated November 30, 1998.*

   (a)(9)     Summary Advertisement.*

   (a)(10)    Press Release, dated December 10, 1998.*

   (a)(11)    Press Release, dated January 5, 1999.

   (b)(1) Commitment Letter, dated as of November 21, 1998, by and among Maxxim, NationsBank, N.A. and NationsBanc Montgomery Securities LLC.*

   (b)(2)     Third Amended and Restated Credit Agreement, dated as of
              January 4, 1999, by and among Maxxim, NationsBank, N.A., as agent, The Bank of Nova Scotia and First Union Bank, as managing agents, and the banks named therein, without exhibits.

   (c)(1) Agreement and Plan of Merger, dated as of November 21, 1998, by and among Parent, Purchaser and the Company.*

   (c)(2) Exclusivity Agreement, dated as of November 17, 1998, by and between Maxxim and the Company.*

   (d)        None.

   (e)        Not applicable.

   (f)        None.


----------
* Previously filed.

                                   SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 5, 1999                  MMI ACQUISITION CORP.

                                        By: /s/ KENNETH W. DAVIDSON
                                           ------------------------------------
                                           Name: Kenneth W. Davidson
                                           Title: President




                                        MAXXIM MEDICAL, INC.

                                        By: /s/ KENNETH W. DAVIDSON
                                           ------------------------------------
                                           Name: Kenneth W. Davidson
                                           Title: Chairman of the Board,
                                                    President and
                                                    Chief Executive Officer




                                        MAXXIM MEDICAL, INC.

                                        By: /s/ KENNETH W. DAVIDSON
                                           ------------------------------------
                                           Name: Kenneth W. Davidson
                                           Title: Chairman of the Board,
                                                    President and
                                                    Chief Executive Officer

                               INDEX TO EXHIBITS




                                                                                                  SEQUENTIAL
  EXHIBIT                                                                                           PAGE NO.
  -------                                                                                         -----------
  (a)(1)          Offer to Purchase, dated November 30, 1998.*
  (a)(2)          Letter of Transmittal.*
  (a)(3)          Notice of Guaranteed Delivery.*
  (a)(4)          Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees.*
  (a)(5)          Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.*
  (a)(6)          Guidelines for Certification of Taxpayer Identification Number on Substitute
                  Form W-9.*
  (a)(7)          Press Release, dated November 21, 1998.*
  (a)(8)          Press Release, dated November 30, 1998.*
  (a)(9)          Summary Advertisement.*
  (a)(10)         Press Release, dated December 10, 1998.*
  (a)(11)         Press Release, dated January 5, 1999.
  (b)(1)          Commitment Letter, dated as of November 21, 1998, by and among Maxxim,
                  NationsBank, N.A. and NationsBanc Montgomery Securities LLC.*
  (b)(2)          Third Amended and Restated Credit Agreement, dated as of January 4,
                  1999, by and among Maxxim, NationsBank, N.A., as agent, The
                  Bank of Nova Scotia and First Union Bank, as managing agents, and the banks named therein, without exhibits.
  (c)(1)          Agreement and Plan of Merger, dated as of November 21, 1998, by and among
                  Parent, Purchaser and the Company.*
  (c)(2)          Exclusivity Agreement, dated as of November 17, 1998, by and between
                  Maxxim and the Company.*
    (d)           None.
    (e)           Not applicable.
    (f)           None.

----------
* Previously filed.